Exhibit 99.1

2020 FIRST QUARTER RESULTS

CNH Industrial reports 2020 first quarter Consolidated revenues of $5.5 billion,

Net loss of $54 million and Net debt of Industrial Activities (2)(3) at $2.3 billion.

Available liquidity (2)(3) at $9.9 billion as of March 31, 2020

Financial results presented under U.S. GAAP(1)

CONSOLIDATED RESULTS

•	Consolidated revenues of $5.5 billion in the first quarter of 2020, down 15% compared to the first quarter of 2019 (down 13% at constant currency)

•	Net loss of $54 million (or $0.05 loss per share) in the first quarter of 2020 compared to net income of $264 million (or $0.19 per share) in the first quarter of 2019

•	Adjusted net loss(2)(3) of $66 million in the first quarter of 2020 compared to adjusted net income of $248 million in the first quarter of 2019

•	Adjusted diluted earnings per share(2)(3) was a loss of $0.06 in the first quarter of 2020 compared to adjusted diluted earnings per share of $0.18 in the first quarter of 2019

INDUSTRIAL ACTIVITIES

•	Net sales of $5.0 billion in the first quarter of 2020, down 17% compared to the first quarter of 2019 (down 14% on a constant currency basis), due to adverse COVID-19 impact on market conditions across all regions, coupled with previously announced actions to reduce dealer inventory levels

•	Adjusted EBIT(2)(3) loss of $148 million in the first quarter of 2020 compared to adjusted EBIT of $278 million in the first quarter of 2019, strongly impacted by industry demand disruptions in March, negative absorption caused by plant shutdowns, and actions to lower inventory levels

•	Net debt at March 31, 2020 of $2.3 billion, an increase of $1.5 billion from December 31, 2019, as a result of seasonal working capital absorption and the adverse impact of COVID-19, partially offset by actions to reduce Company inventory and other cash preservation measures

COVID-19 RELATED CORPORATE ANNOUNCEMENTS

•	Transform2Win strategy, including spin-off of On-Highway activities, confirmed, while original timeline for implementation of such spin-off will be extended because of market conditions

•	2020 full year guidance withdrawn on March 30, 2020. No new guidance issued

Suzanne Heywood, Chair and Acting Chief Executive Officer of CNH Industrial, said: “CNH Industrial is continuing to implement measures to quickly adapt and react to the extraordinary circumstances of the COVID-19 outbreak. We have prioritized four issues: the health and wellbeing of our employees; the continuity of our business from a liquidity, cost management and market presence perspective; the strength of our dealer network and our supplier base; and supporting our customers and the communities in which we operate. We are dedicated to ensuring we emerge from this public health crisis a stronger and more efficient company, and that our customers and other stakeholders, operating in many end markets essential to the well-being and prosperity of society, know that we have given them the best support possible throughout this extraordinary time. Our available liquidity position was $9.9 billion at March 31, 2020, the second highest level in Company history at the end of the first quarter, providing a solid cash base and headroom within our credit facilities to navigate this uncertain and challenging environment. The Company has recently demonstrated its ability to access funding programs enacted by governments as public responses to the COVID-19 outbreak. Management has modeled a variety of different scenarios on the evolution of the current extraordinary circumstances and is focusing its efforts on selecting the optimal response strategies to each potential scenario. Persisting uncertainties

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2020 FIRST QUARTER RESULTS

in evolving end-market conditions, together with possible further disruptions in our supply chain do not allow us to provide helpful guidance on the second quarter or full year results at this time. The Company will continue to communicate with the financial markets, and with all of its other stakeholders as the short and medium term implications of the evolving business environment for the Company’s operations and performance become clearer.”

CNH INDUSTRIAL

Summary of Results ($ million  except EPS)

	Three Months ended March 31,
	2020	2019	$ change	% change
Consolidated revenues	5,461	6,457	-996	-15.4
Net income (loss)	(54)	264	-318	-120.5
Adjusted net income (loss)	(66)	248	-314	-126.6
Basic EPS ($)	(0.05)	0.19	-0.24	-126.3
Diluted EPS ($)	(0.05)	0.19	-0.24	-126.3
Adjusted diluted EPS ($)	(0.06)	0.18	-0.24	-133.3

London (UK)—(May 6, 2020) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today reported results for the quarter ended March 31, 2020.

Consolidated revenues were $5.5 billion for the first quarter of 2020, down 15% compared to the first quarter of 2019 (down 13% on a constant currency basis). Net sales of Industrial Activities were $5.0 billion for the first quarter of 2020, down 17% compared to the first quarter of 2019 (down 14% on a constant currency basis).

Net loss was $54 million for the first quarter of 2020 and includes a pre-tax gain of $30 million ($23 million net of tax impact) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, as well as pre-tax restructuring and other discrete charges of $12 million ($11 million after-tax) due to actions included in the “Transform2Win” strategy.

Adjusted net loss was $66 million (adjusted diluted EPS loss of $0.06) in the first quarter of 2020, compared to adjusted net income of $248 million (adjusted diluted EPS of $0.18) in the first quarter of 2019.

Adjusted EBIT of Industrial Activities was a loss of $148 million in the first quarter of 2020 compared to an Adjusted EBIT of $278 million in the first quarter of 2019.

Adjusted EBITDA(1)(2) of Industrial Activities was $72 million for the first quarter of 2020 compared to an Adjusted EBITDA of $525 million for the first quarter of 2019.

In the first quarter of 2020 the Company recorded an income tax benefit of $23 million (income tax expense of $90 million in the first quarter of 2019). Adjusted income taxes(1)(2) for the first quarter of 2020 were a benefit of $29 million compared to an adjusted income tax expense of $84 million in the first quarter of 2019. The adjusted effective tax rate (adjusted ETR(1)(2)) was 31% (26% in the first quarter of 2019) primarily due to the jurisdictional mix of pre-tax results.

Net debt of Industrial Activities was $2.3 billion at March 31, 2020, an increase of $1.5 billion compared to December 31, 2019, as a result of seasonal working capital buildup and the adverse impact of COVID-19,

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2020 FIRST QUARTER RESULTS

partially offset by actions on inventory and other cash preservation measures. Total debt was $23.5 billion at March 31, 2020, down $1.3 billion compared to December 31, 2019. The Company continues to maintain solid financial strength and liquidity. At March 31, 2020, available liquidity was $9.9 billion, compared to $11.2 billion at December 31, 2019, the second highest available liquidity level in Company history at the end of the first quarter.

In the month of April 2020, the Company issued £600 million of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF). Furthermore, in Canada, the Company issued a new retail ABS transaction for a total amount of C$465 million.

COVID-19 Update

During the first quarter of 2020, the continued spread of the COVID-19 pandemic started to impact CNH Industrial’s end-markets and operations.

Worldwide agriculture industry demand was down during the first quarter of 2020, with global demand for tractors down 15% and combines down 11%. The demand slowdown for tractors in the month of March alone was some 36%. In North America, tractor demand was down 9% in the quarter, primarily in the lower horsepower segment (under 140 HP), while combines were down 22%. In Europe, tractor and combine markets were down 10% and 20%, respectively, with tractors down 24% in the month of March alone. South America tractor and combine markets decreased 6% and 30%, respectively. In Rest of World, demand decreased 17% for tractors and 2% for combines, with the tractor market slowdown of 43% in the month of March alone.

In the first quarter of 2020, demand in all sub-segments of construction end-markets were showing double-digit declines in all geographies, with the exception of South America where compact and service equipment was down only 1%, while general construction equipment road building and site preparation equipment were up 12% and 13%, respectively.

The European truck market was down 19% year-over-year in the first quarter, with light duty trucks down 14%, and medium and heavy trucks down 27%, with industry sales of light duty trucks and medium and heavy trucks declining 34% and 38%, respectively, in the month of March alone. The South America truck market was down 17% in light duty trucks and 6% in medium and heavy trucks, with the light duty truck market down 26% in the month of March alone. For buses, the European market decreased 9% in the quarter, with a 30% decline in the month of March alone, and the South American market decreased by 14%, with a 34% decrease in the month of March alone.

At this point in time it is not possible to forecast future short and longer term demand in our key markets.

As previously announced, starting from March 11, the Company temporarily closed its Italian production facilities and, starting from March 20, it suspended the majority of its European assembly operations, during which time additional safety measures were implemented. The Company also temporarily suspended the majority of its manufacturing operations in North and South America starting from March 30.

During the quarter, the Company continued to ensure that most parts depots, service facilities and dealerships remained operational. All the safety, containment and prevention measures mandated by law and agreed with the workforce enabled end use customers to continue to safely operate their fleets of agricultural and construction machinery and commercial vehicles. This decision was taken considering the vital nature to society of the sectors in which the Company operates, especially in emergency situations: agricultural and construction machinery, the transport of goods and people, fire fighting vehicles and those dedicated to public safety.

On April 27, the Company began to restart some of its industrial facilities in Europe within the constraints of applicable emergency regulations. As of May 5, more than two thirds of the Company’s 67 plants are already operational, to varying degrees. On a regional basis, more than 75% of production sites in Europe and some 60% in North America, in South America and in the Rest of the World are already operational. The Company plans to return to full operation at most sites by the end of May.

2020 FIRST QUARTER RESULTS

The Company is working to ensure its business continuity, preserving its liquidity and leveraging on a good access to funding. The Company is currently evaluating and implementing all possible and prudent actions to reduce costs and protect its financial position, its liquidity and capital structure, and its ratings. Specifically, these measures include reviewing every possible and prudent opportunity to eliminate discretionary operating expenses, accessing public measures enacted as a response to the global pandemic, reducing capital expenditures and tightly managing inventories. Senior management, including the Acting Chief Executive Officer, the entire Board of Directors and almost 900 members of our management team, have agreed to reduce their compensation temporarily. Furthermore, as previously announced, in light of the challenges and uncertainties associated with the COVID-19 situation, as a precautionary measure, the Board of Directors decided to withdraw the dividend distribution previously proposed for payment on May 5, 2020. The Company has a solid financial position, good liquidity, and remains confident in its ability to effectively manage through the material market disruptions caused by the pandemic and emerge strong.

2020 Outlook

The COVID-19 pandemic is likely to have a material impact on CNH Industrial’s future financial position, results of operations and liquidity. The extent of the impact cannot be reasonably estimated at this time, due to the rapid evolution and fluidity of the situation. The ultimate impact will also be determined by the duration of the pandemic, its geographic spread, business disruptions and the overall impact on the global economy. While this is expected to have a negative impact on the financial performance of CNH Industrial in 2020, the Company cannot quantify the magnitude and duration of such impact at this time.

In these circumstances, the Company is unable to provide useful guidance for the full year 2020. In addition, depending on the duration and extent of the pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, restructuring actions, non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements with respect to vehicles in stock and residual value commitments, excess inventory, difficulties in collecting financial receivables and consequent increased allowances for credit losses.

Conference Call and Webcast

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present 2020 first quarter results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_Q1_2020 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

2020 FIRST QUARTER RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

	Three Months ended March 31,
	2020	2019	% change	% change excl. FX (1)
Agriculture	2,244	2,490	-9.9	-7.2
Construction	422	640	-34.1	-31.8
Commercial and Specialty Vehicles	2,021	2,414	-16.3	-13.1
Powertrain	753	1,036	-27.3	-24.7
Eliminations and other	(447)	(574)	—	—
Total Industrial Activities	4,993	6,006	-16.9	-14.1
Financial Services	489	474	3.2	6.0
Eliminations and other	(21)	(23)	—	—
Total	5,461	6,457	-15.4	-12.6

(1) “Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Three Months ended March 31,
	2020	2019	$ change	% change	2020 adjusted EBIT margin	2019 adjusted EBIT margin	bps change
Agriculture	24	168	-144	-85.7	1.1%	6.7%	-560
Construction	(83)	13	-96	-738.5	(19.7)%	2.0%	-2,170
Commercial and Specialty Vehicles	(56)	51	-107	-209.8	(2.8)%	2.1%	-490
Powertrain	31	96	-65	-67.7	4.1%	9.3%	-520
Unallocated items, eliminations and other	(64)	(50)	-14	—	—	—	—

Total Industrial Activities	(148)	278	-426	-153.2	(3.0)%	4.6%	-760

Financial Services	110	131	-21	-16.0	22.5%	27.6%	-510
Eliminations and other	—	—	—	—	—	—	—
Total	(38)	409	-447	-109.3	(0.7)%	6.3%	-700

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Three Months ended March 31,
	2020	2019	$ change	% change	2020 adjusted EBITDA margin	2019 adjusted EBITDA margin	bps change
Agriculture	88	243	-155	-63.8	3.9%	9.8%	-590
Construction	(70)	27	-97	-359.3	(16.6)%	4.2%	-2,080
Commercial and Specialty Vehicles	58	177	-119	-67.2	2.9%	7.3%	-440
Powertrain	60	128	-68	-53.1	8.0%	12.4%	-440
Unallocated items, eliminations and other	(64)	(50)	-14	—	—	—	—

Total Industrial Activities	72	525	-453	-86.3	1.4%	8.7%	-730

Financial Services	173	197	-24	-12.2	35.4%	41.6%	-620
Eliminations and other	—	—	—	—	—	—	—

Total	245	722	-477	-66.1	4.5%	11.2%	-670

2020 FIRST QUARTER RESULTS

Agriculture’s net sales totaled $2.2 billion in the first quarter of 2020, down 10% compared to the first quarter of 2019 (down 7% on a constant currency basis). The decrease was driven by lower industry volumes across all geographies and further deterioration linked to the COVID-19 outbreak, coupled with actions to reduce dealer inventories in North America, partially offset by positive price realization across all regions.

Adjusted EBIT was $24 million, a $144 million decrease compared to the first quarter of 2019. Positive price realization, disciplined cost management and favorable purchasing performance were more than offset by lower wholesale volume and market and product mix, negative fixed cost absorption (primarily in Europe) due to plant shutdowns, higher product costs, and costs associated with product quality actions. Foreign exchange impact was negative, primarily from South America. Adjusted EBIT margin was 1.1% (6.7% in the first quarter of 2019).

Construction’s net sales totaled $422 million in the first quarter of 2020, down 34% compared to the first quarter of 2019 (down 32% on a constant currency basis), as a result of deteriorating market conditions across all regions due to the COVID-19 outbreak, particularly severe in the month of March in many key end-markets, including North America and Europe, combined with actions to reduce dealer inventory levels.

Adjusted EBIT loss was $83 million, a $96 million decrease compared to the first quarter profit in 2019. Net pricing was impacted by retail program enhancements in response to COVID-19 impacted market conditions. Product cost was increased by negative fixed cost absorption due to plant shutdowns, and costs associated with continued quality improvement initiatives.

Commercial and Specialty Vehicles’ net sales totaled $2.0 billion in the first quarter of 2020, down 16% compared to the first quarter of 2019 (down 13% on a constant currency basis), driven by the market slowdown in Europe linked to COVID-19, with key markets for trucks significantly impacted in the month of March.

Adjusted EBIT loss was $56 million in the first quarter of 2020 ($51 million profit in the first quarter of 2019) and was negatively impacted by the critical market conditions, particularly in Europe in the month of March, generating lower volumes and higher product costs due to plant shutdowns, as well as by unfavorable foreign exchange impacts, partially offset by positive price realization.

Powertrain’s net sales totaled $753 million in the first quarter of 2020, down 27% compared to the first quarter of 2019 (down 25% on a constant currency), due to lower sales volume mainly in Europe and Rest of World as a consequence of COVID-19. Sales to external customers accounted for 44% of total net sales (47% in the first quarter of 2019), with 27% captive volume reduction, and 33% non-captive volume reduction.

In the first quarter of 2020 adjusted EBIT was $31 million, a $65 million decrease compared to the first quarter of 2019, mainly due to unfavorable volume and mix, partially offset by positive price realization and product cost efficiencies. Adjusted EBIT margin was 4.1% (9.3% in the first quarter of 2019).

Financial Services’ revenues totaled $489 million in the first quarter of 2020, an increase of 3% compared to the first quarter of 2019 (up 6% on a constant currency basis), primarily due to higher used equipment sales in North America.

In the first quarter of 2020, retail loan originations (including unconsolidated joint ventures) were $2.1 billion, down $0.1 billion compared to the first quarter of 2019 (flat on a constant currency basis). The managed portfolio (including unconsolidated joint ventures) was $24.7 billion as of March 31, 2020 (of which retail was 62% and wholesale 38%), down $1.4 billion compared to March 31, 2019. Excluding the impact of currency translation, the managed portfolio decreased $0.1 billion compared to the first quarter of 2019.

Net income in the first quarter of 2020 was $80 million, a decrease of $15 million compared to the same period in 2019, primarily attributable to higher risk costs due to deteriorating market conditions driven by COVID-19 and the negative impact of currency translation, partially offset by lower income taxes.

2020 FIRST QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Debt and Net Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

2020 FIRST QUARTER RESULTS

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 outbreak, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments

2020 FIRST QUARTER RESULTS

of the COVID-19 pandemics not only on our operations, supply chains, distribution network, and level of demands of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS, that the Company expects to issue in the first half of May 2020). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above mentioned documents, in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
Tel: +1 630 887 3745

E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended March 31, 2020 and 2019

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,
($ million)	2020	2019
Revenues
Net sales	4,993	6,006
Finance, interest and other income	468	451

TOTAL REVENUES	5,461	6,457

Costs and Expenses
Cost of goods sold	4,414	4,966
Selling, general and administrative expenses	526	539
Research and development expenses	214	244
Restructuring expenses	5	8
Interest expense	181	183
Other, net(1)	197	168

TOTAL COSTS AND EXPENSES	5,537	6,108

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(76)	349

Income tax (expense)	23	(90)
Equity in income of unconsolidated subsidiaries and affiliates	(1)	5

NET INCOME (LOSS)	(54)	264

Net income (loss) attributable to noncontrolling interests	11	7

NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	(65)	257

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	(0.05)	0.19
Diluted	(0.05)	0.19
Cash dividends declared per common share	—	—

Notes:

(1)	In the three months ended March 31, 2020 and 2019, Other, net includes the pre-tax gain of $30 million related to the modification of a healthcare plan in the U.S.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of March 31, 2020 and December 31, 2019

(Unaudited)

(U.S. GAAP)

($ million)	March 31, 2020 (*)	December 31, 2019
ASSETS
Cash and cash equivalents	3,850	4,875
Restricted cash	854	898
Trade receivables, net	346	416
Financing receivables, net	17,584	19,428
Inventories, net	7,435	7,082
Property, plant and equipment, net	4,886	5,269
Investments in unconsolidated subsidiaries and affiliates	593	631
Equipment under operating leases	1,797	1,857
Goodwill	2,514	2,538
Other intangible assets, net	790	806
Deferred tax assets	1,097	1,134
Derivative assets	221	73
Other assets	1,946	2,345

TOTAL ASSETS	43,913	47,352

LIABILITIES AND EQUITY
Debt	23,518	24,854
Trade payables	4,907	5,632
Deferred tax liabilities	145	172
Pension, postretirement and other post employment benefits	1,469	1,578
Derivative liabilities	162	121
Other liabilities	8,054	8,839

Total Liabilities	38,255	41,196

Redeemable noncontrolling interest	36	35

Equity	5,622	6,121

TOTAL LIABILITIES AND EQUITY	43,913	47,352

Notes:

(*)

On January 1, 2020, CNH Industrial adopted the accounting standard on Financial Instruments—Credit Losses (ASC 326) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, the impact to the consolidated balance sheet on January 1, 2020 was an increase to the allowance for credit losses of $26 million, a decrease to the investments in unconsolidated subsidiaries and affiliates of $17 million and an increase to deferred tax assets of $7 million, with the offset to retained earnings, net of tax, of $36 million.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2020 and 2019

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,
($ million)	2020	2019
Operating activities:
Net income (loss)	(54)	264
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	155	169
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	128	144
(Gain) Loss from disposal of assets	—	—
Undistributed income (loss) of unconsolidated subsidiaries	7	(4)
Other non-cash items	39	33
Changes in operating assets and liabilities:
Provisions	(152)	(106)
Deferred income taxes	(32)	32
Trade and financing receivables related to sales, net	644	(293)
Inventories, net	(551)	(879)
Trade payables	(504)	129
Other assets and liabilities	(212)	(240)

NET CASH USED IN OPERATING ACTIVITIES	(532)	(751)

Investing activities:
Additions to retail receivables	(926)	(947)
Collections of retail receivables	1,035	1,225
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	5	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(63)	(79)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(256)	(285)
Other	127	48

NET CASH USED IN INVESTING ACTIVITIES	(78)	(38)

Financing activities:
Net decrease in debt	(194)	(512)
Dividends paid	(1)	(1)
Other	—	—

NET CASH USED IN FINANCING ACTIVITIES	(195)	(513)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(264)	(42)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,069)	(1,344)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,773	5,803

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	4,704	4,459

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated

Financial Statements and Notes for the Year Ended December 31, 2019 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended March 31, 2020 and 2019

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2020	2019	2020	2019
Revenues
Net sales	4,993	6,006	—	—
Finance, interest and other income	15	30	489	474

TOTAL REVENUES	5,008	6,036	489	474

Costs and Expenses
Cost of goods sold	4,414	4,966	—	—
Selling, general and administrative expenses	464	493	62	46
Research and development expenses	214	244	—	—
Restructuring expenses	5	8	—	—
Interest expense	74	83	143	153
Other, net	15	16	182	152

TOTAL COSTS AND EXPENSES	5,186	5,810	387	351

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(178)	226	102	123

Income tax (expense)	53	(54)	(30)	(36)
Equity in income of unconsolidated subsidiaries and affiliates	(9)	(3)	8	8
Results from intersegment investments	80	95	—	—

NET INCOME (LOSS)	(54)	264	80	95

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of March 31, 2020 and December 31, 2019

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	3,429	4,407	421	468
Restricted cash	122	120	732	778
Trade receivables, net	344	416	26	28
Financing receivables, net	979	1,223	18,998	20,657
Inventories, net	7,291	6,907	144	175
Property, plant and equipment, net	4,885	5,268	1	1
Investments in unconsolidated subsidiaries and affiliates	3,011	3,213	223	237
Equipment under operating leases	47	51	1,750	1,806
Goodwill	2,363	2,383	151	155
Other intangible assets, net	775	790	15	16
Deferred tax assets	1,072	1,090	170	178
Derivative assets	154	34	84	47
Other assets	1,929	2,148	164	319

TOTAL ASSETS	26,401	28,050	22,879	24,865

LIABILITIES AND EQUITY
Debt	6,817	6,558	19,093	20,748
Trade payables	4,796	5,490	155	191
Deferred tax liabilities	12	19	277	286
Pension, postretirement and other postemployment benefits	1,450	1,558	19	20
Derivative liabilities	130	97	49	32
Other liabilities	7,538	8,172	647	771
Total Liabilities	20,743	21,894	20,240	22,048

Redeemable noncontrolling interest	36	35	—	—

Equity	5,622	6,121	2,639	2,817

TOTAL LIABILITIES AND EQUITY	26,401	28,050	22,879	24,865

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Three Months Ended March 31, 2020 and 2019

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2020	2019	2020	2019
Operating activities:
Net income (loss)	(54)	264	80	95
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	155	168	—	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	65	79	63	65
(Gain) Loss from disposal of assets	—	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(25)	(84)	(8)	(8)
Other non-cash items	15	28	24	5
Changes in operating assets and liabilities:
Provisions	(150)	(96)	(2)	(10)
Deferred income taxes	(27)	10	(5)	22
Trade and financing receivables related to sales, net	46	(65)	600	(229)
Inventories, net	(697)	(950)	146	71
Trade payables	(478)	171	(28)	(41)
Other assets and liabilities	(223)	(339)	11	99

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,373)	(814)	881	70

Investing activities:
Additions to retail receivables	—	—	(926)	(947)
Collections of retail receivables	—	—	1,035	1,225
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	5	—	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(63)	(77)	—	(2)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(98)	(100)	(158)	(185)
Other	517	(370)	(390)	398

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	361	(547)	(439)	489

Financing activities:
Net increase (decrease) in debt	245	126	(439)	(638)
Dividends paid	(1)	(1)	(40)	(7)
Other	—	—	—	20

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	244	125	(479)	(625)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(208)	(42)	(56)	—

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(976)	(1,278)	(93)	(66)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,527	4,553	1,246	1,250

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF THE PERIOD	3,551	3,275	1,153	1,184

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP ($ million)

	Three Months ended March 31, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income (loss)(1)						(134)	80	(54)

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						59	—	59
Foreign exchange (gains) losses, net						(2)	—	(2)
Finance and non-service component of Pension and other post-employment benefit costs(2)						(30)	—	(30)

Income tax expense						(53)	30	(23)

Adjustments:
Restructuring expenses	2	1	2	—	—	5	—	5
Other discrete items	—	—	—	—	7	7	—	7

Adjusted EBIT	24	(83)	(56)	31	(64)	(148)	110	(38)

Depreciation and Amortization	64	13	49	29	—	155	—	155
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	65	—	—	65	63	128

Adjusted EBITDA	88	(70)	58	60	(64)	72	173	245

	Three Months ended March 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						169	95	264

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						53	—	53
Foreign exchange (gains) losses, net						9	—	9
Finance and non-service component of Pension and other post-employment benefit costs(2)						(15)	—	(15)

Income tax expense						54	36	90

Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	8

Adjusted EBIT	168	13	51	96	(50)	278	131	409

Depreciation and Amortization	75	14	47	32	—	168	1	169
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	65	144

Adjusted EBITDA	243	27	177	128	(50)	525	197	722

(1)   For Industrial Activities, net income net of “Results from intersegment investments”.

(2)   In the three months ended March 31, 2020 and 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Third party debt	23,518	24,854	5,326	5,226	18,192	19,628
Intersegment notes payable	—	—	1,491	1,332	901	1,120

Total Debt(1)	23,518	24,854	6,817	6,558	19,093	20,748

Less:
Cash and cash equivalents	3,850	4,875	3,429	4,407	421	468
Restricted cash	854	898	122	120	732	778
Intersegment notes receivable	—	—	901	1,120	1,491	1,332
Other current financial assets	51	58	51	58	—	—
Derivatives hedging debt	4	(1)	4	(1)	—	—

Net debt (cash)(2)	18,759	19,024	2,310	854	16,449	18,170

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,491 million and $1,332 million as of March 31, 2020 and December 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $901 million and $1,120 million as of March 31, 2020 and December 2019, respectively.

(2)

The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(590) million and $(212) million as of March 31, 2020 and December 2019, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)

	March 31, 2020	December 31, 2019
Cash and cash equivalents	3,850	4,875

Restricted cash	854	898
Undrawn committed facilities	5,176	5,474

Available liquidity	9,880	11,247

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Change in Net industrial debt under U.S. GAAP ($ million)

	Three Months ended March 31,
	2020	2019
Net (debt)/cash of Industrial Activities at beginning of period	(854)	(599)
Adjusted EBITDA of Industrial Activities	72	525
Cash interest and taxes	(79)	(142)
Changes in provisions and similar(1)	(166)	(162)
Change in working capital	(1,293)	(1,132)

Operating cash flow of Industrial Activities	(1,466)	(911)

Investments in property, plant and equipment, and intangible assets(2)	(63)	(77)
Other changes	6	22

Free cash flow of Industrial Activities	(1,523)	(966)

Capital increases and dividends	(1)	(1)
Currency translation differences and other	68	91

Change in Net debt of Industrial Activities	(1,456)	(876)

Net (debt)/cash of Industrial Activities at end of period	(2,310)	(1,475)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

CNH INDUSTRIAL

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($ million)

	Three Months ended March 31,
	2020	2019
Net cash provided by (used in) Operating Activities	(532)	(751)

Net cash (provided by) used in Operating Activities of Financial Services	(881)	(70)
Intersegment eliminations	40	7

Net cash provided by (used in) Operating Activities of Industrial Activities	(1,373)	(814)

Change in derivatives hedging debt of Industrial Activities	5	3
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(98)	(100)

Operating cash flow of Industrial Activities	(1,466)	(911)

Investments in property, plant and equipment, and intangible assets of Industrial Activities	(63)	(77)
Other changes(1)	6	22

Free cash flow of Industrial Activities	(1,523)	(966)

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP ($ million, except per share data)

	Three Months ended March 31,
	2020	2019
Net income (loss)	(54)	264

Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(18)	(22)
Adjustments impacting Income tax (expense) (b)	6	6

Adjusted net income (loss)	(66)	248

Adjusted net income (loss) attributable to CNH Industrial N.V.	(77)	241
Weighted average shares outstanding – diluted (million)	1,350	1,356

Adjusted diluted EPS ($)	(0.06)	0.18

Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	(76)	349

Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(18)	(22)

Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	(94)	327

Income tax (expense)	23	(90)

Adjustments impacting Income tax (expense) (b)	6	6

Adjusted income tax (expense) (B)	29	(84)

Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	31%	26%

a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
Restructuring expenses	5	8
Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	(30)
Other discrete items	7	—

Total	(18)	(22)

b) Adjustments impacting Income tax (expense)
Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	6	6

Total	6	6

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2020	2019	% change
Agriculture	2,243	2,490	-9.9
Construction	422	640	-34.1
Commercial and Specialty Vehicles	2,021	2,411	-16.2
Powertrain	753	1,033	-27.1
Eliminations and other	(447)	(571)	—

Total Industrial Activities	4,992	6,003	-16.8

Financial Services	488	472	3.4
Eliminations and other	(30)	(41)	—

Total	5,450	6,434	-15.3

CNH INDUSTRIAL

Adjusted EBIT(1) by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2020	2019	$ change	2020 adjusted EBIT margin	2019 adjusted EBIT margin
Agriculture	16	180	-164	0.7%	7.2%
Construction	(83)	9	-92	(19.7)%	1.4%
Commercial and Specialty Vehicles	(66)	83	-149	(3.3)%	3.4%
Powertrain	13	91	-78	1.7%	8.8%
Unallocated items, eliminations and other	(69)	(52)	-17	—	—

Total Industrial Activities	(189)	311	-500	(3.8)%	5.2%

Financial Services	121	131	-10	24.8%	27.8%
Eliminations and other	—	—	—	—	—

Total	(68)	442	-510	(1.2)%	6.9%

(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1) by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2020	2019	$ change	2020 adjusted EBITDA margin	2019 adjusted EBITDA margin
Agriculture	135	321	-186	6.0%	12.9%
Construction	(62)	36	-98	(14.7)%	5.6%
Commercial and Specialty Vehicles	110	263	-153	5.4%	10.9%
Powertrain	55	136	-81	7.3%	13.2%
Unallocated items, eliminations and other	(68)	(51)	-17	—	—

Total Industrial Activities	170	705	-535	3.4%	11.7%

Financial Services	185	197	-12	37.9%	41.7%
Eliminations and other	—	—	—	—	—

Total	355	902	-547	6.5%	14.0%

(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	March 31, 2020	December 31, 2019
Total Assets	45,711	49,182
Total Equity	7,314	7,863
Equity attributable to CNH Industrial N.V.	7,267	7,819
Net debt	(19,240)	(19,630)
of which Net debt of Industrial Activities(1)	(2,735)	(1,403)
(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

	Three Months ended March 31,
	2020	2019
Net income (loss) in accordance with U.S. GAAP	(54)	264

Adjustments to conform with EU-IFRS:
Development costs	(31)	(22)
Other adjustments(1)	(26)	32
Tax impact on adjustments and other income tax differences(1)	12	(3)

Total adjustments	(45)	7

Profit (loss) in accordance with EU-IFRS	(99)	271

(1)	This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	March 31, 2020	December 31, 2019
Total Equity under U.S. GAAP	5,622	6,121

Adjustments to conform with EU-IFRS:
Development costs	2,169	2,260
Other adjustments	(41)	(87)
Tax impact on adjustments and other income tax differences	(436)	(431)

Total adjustments	1,692	1,742

Total Equity under EU-IFRS	7,314	7,863

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2020			Three Months Ended March 31, 2019
	Average	March 31,	At December 31, 2019	Average	At March 31,
Euro	0.907	0.913	0.890	0.880	0.890
Pound sterling	0.782	0.809	0.757	0.768	0.764
Swiss franc	0.968	0.966	0.966	0.997	0.995
Polish zloty	3.922	4.154	3.789	3.787	3.828
Brazilian real	4.459	5.203	4.020	3.766	3.904
Canadian dollar	1.344	1.425	1.299	1.330	1.335
Turkish lira	6.115	6.577	5.950	5.380	5.647

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended March 31, 2020 and 2019

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2020	2019
Net revenues	5,450	6,434
Cost of sales	4,729	5,165
Selling, general and administrative costs	502	533
Research and development costs	248	274
Result from investments:	—	4
Share of the profit/(loss) of investees accounted for using the equity method	—	4
Gains/(losses) on the disposal of investments	—	—
Restructuring costs	5	6
Other income/(expenses)	(46)	(24)
Financial income/(expenses)	(54)	(72)

PROFIT/(LOSS) BEFORE TAXES	(134)	364

Income tax (expense)	35	(93)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	(99)	271

PROFIT/(LOSS) FOR THE PERIOD	(99)	271

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	(110)	264
Non-controlling interests	11	7

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(0.08)	0.19
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(0.08)	0.19

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of March 31, 2020 and December 31, 2019

(Unaudited)

(EU-IFRS)

($ million)	March 31, 2020	December 31, 2019
ASSETS
Intangible assets	5,395	5,522
Property, plant and equipment	5,354	5,769
Investments and other financial assets:	683	707
Investments accounted for using the equity method	526	550
Other investments and financial assets	157	157
Leased assets	1,797	1,857
Defined benefit plan assets	24	28
Deferred tax assets	777	806

Total Non-current assets	14,030	14,689

Inventories	7,405	7,065
Trade receivables	343	408
Receivables from financing activities	17,623	19,429
Current tax receivables	239	260
Other current assets	1,137	1,475
Other financial assets	221	73
Cash and cash equivalents	4,704	5,773

Total Current assets	31,672	34,483

Assets held for sale	9	10

TOTAL ASSETS	45,711	49,182

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,267	7,819
Non-controlling interests	47	44
Total Equity	7,314	7,863
Provisions:	4,435	4,787
Employee benefits	1,532	1,701
Other provisions	2,903	3,086
Debt:	24,054	25,413
Asset-backed financing	10,809	11,757
Other debt	13,245	13,656
Other financial liabilities	162	121
Trade payables	4,908	5,635
Tax liabilities	157	181
Deferred tax liabilities	260	274
Other current liabilities	4,421	4,908
Liabilities held for sale	—	—

Total Liabilities	38,397	41,319

TOTAL EQUITY AND LIABILITIES	45,711	49,182

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2020 and 2019

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2020	2019
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,773	5,803
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	(99)	271
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	295	316
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	—	—
Other non-cash items	22	15
Dividends received	6	—
Change in provisions(*)	(179)	(243)
Change in deferred income taxes	(41)	34
Change in items due to buy-back commitments(1)	(96)	(26)
Change in operating lease items(2)	50	(49)
Change in working capital(*)	(1,190)	(971)

TOTAL	(1,232)	(653)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(142)	(168)
Consolidated subsidiaries and other equity investments	(3)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	5	—
Net change in receivables from financing activities	698	—
Other changes	104	62

TOTAL	662	(106)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(224)	(539)
Capital increase	—	—
Dividends paid	(1)	(1)
Purchase of ownership interests in subsidiaries	(9)	—

TOTAL	(234)	(540)

Translation exchange differences	(265)	(45)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,069)	(1,344)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,704	4,459

Notes:

(*)

Following the adoption, on January 1, 2019, of IFRIC Interpretation 23, figures for the three months ended March 31, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision.

(1)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2019 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.